Megan N. Gates | 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 4, 2015

VIA EDGAR & Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:          Russell Mancuso, Branch Chief

Re:	NeuroMetrix, Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed April 24, 2015
File No. 333-188133

Ladies and Gentlemen:

We are submitting this letter on behalf of NeuroMetrix, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 1, 2015 (the “Comment Letter”) from Russell Mancuso, Branch Chief, to Shai N. Gozani, M.D., Ph.D., relating to the above-referenced registration statement on Form S-1 of the Company, initially submitted to the Commission on April 25, 2013, as most recently amended by a filing on April 24, 2015 (the “Registration Statement”). In conjunction with this letter, the Company is submitting an amended registration statement on Form S-1 (the “Amended Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

We are providing by overnight delivery to Mr. Mancuso of the Staff five courtesy copies of this letter and copies of the Amended Registration Statement that have been marked to show changes from the previously amended Registration Statement.

The Offering, page 8

1.	Comment: Please expand the disclosure in the last paragraph on page 10 to identify the holder. Also, disclose (1) the number of common shares that underlie each share of the preferred stock to be repurchased and (2) the exercise price of the warrants to be forfeited. File the related repurchase and forfeiture agreements as exhibits to this registration statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

May 4, 2015

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 10 of the Amended Registration Statement to (1) identify the holder from which the preferred stock will be repurchased and by which the related warrants will be forfeited, (2) disclose the number of common shares that underlie each share of preferred stock to be repurchased, and (3) disclose the exercise price of the warrants that the Company anticipates will be forfeited. The Company further advises the Staff that it has not yet entered into an agreement related to the repurchase of the preferred stock and the related forfeiture of the warrants (together, the “Repurchase and Forfeiture”). As noted below in response to Comment 4, the potential Repurchase and Forfeiture was raised by the principal stockholder as a condition to its participation in the offering, but entering into any such agreement governing the Repurchase and Forfeiture would be premature at this stage of the offering. The Company has listed the Repurchase and Forfeiture agreement as Exhibit 10.23 in the Exhibit Index to the Amended Registration Statement and the Company advises the Staff that the Repurchase and Forfeiture agreement will be filed pursuant to a pre-effective amendment to the Registration Statement.

Use of Proceeds, page 9

2.	Comment: We note your response to prior comment 3. If you will use any of the proceeds from this offering for the repurchase of preferred stock mentioned in your disclosure added on pages 10 and 62, please say so clearly and directly in this section. Also, if the repurchase of preferred stock and related forfeiture of warrants is contingent on Sabby Management’s participation in this offering or will vary based on the extent of such participation, please highlight that information and Sabby Management’s relationship to you in your summary of the offering.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure in the Use of Proceeds section on page 30 of the Amended Registration Statement to disclose that the Company intends to use a portion of the proceeds from this offering for the repurchase of Series A-4 convertible preferred stock from its existing principal stockholder, Sabby Management LLC and its affiliates (“Sabby”). The Company further advises the Staff that it has revised the disclosure in the summary of the offering section on page 10 of the Amended Registration Statement to (i) disclose that the repurchase of preferred stock and related forfeiture of warrants is contingent on Sabby’s participation in this offering and (ii) describe Sabby’s relationship to the Company. Additionally, while the Repurchase and Forfeiture is contingent on Sabby’s participation in this Offering, the Company advises the Staff that it does not anticipate that the amount of shares to be repurchased will vary based on the extent of Sabby’s participation in this offering.

Principal and Management Stockholders, page 60

3.	Comment: We note your disclosure on the prospectus cover page that “[c]ertain of [y]our existing principal stockholders and their affiliated entities” have indicated an interest in purchasing your securities; please tell us which principal stockholders and affiliated entities, other than Sabby Management, have indicated an interest in purchasing securities in this offering. Also tell us (1) how you determined which of the principal stockholders and affiliated entities that have indicated an interest in purchasing your securities to name in your prospectus, and (2) the number of offered securities that each principal stockholder or its affiliates has indicated an interest in purchasing.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

May 4, 2015

Response: In response to the Staff’s comment, the Company advises the Staff that the Company only has one principal stockholder, Sabby, and that Sabby is the only principal stockholder that will participate in the offering. However, certain of the Company’s officers and directors have indicated an interest in participating in this offering and the disclosure on the cover of the prospectus and page 62 of the Amended Registration Statement has been revised to reflect this. Additionally, as disclosed in response to Comment 4 below, the Company advises the Staff that following the Company’s public filing of the amendment to its Registration Statement on March 26, 2015, Sabby approached the Company about participating in the offering to be covered by the Registration Statement, but Sabby was not offered any security pursuant to such Registration Statement by the Company and Sabby has not yet indicated either the number of securities or a specific dollar amount that it would desire to purchase in the offering.

4.	Comment: Please tell us when you began the discussions with your principal shareholders regarding their participation in this offering relative to (1) when you amended your Form S-1 on April 13, 2015 to include the pre-funded warrants, and (2) when you amended your Form S-1 on April 24, 2015 to include the units. Provide us your analysis of how the timing of these discussions was consistent with Section 5 of the Securities Act.

Response: In response to the Staff’s comment, the Company advises the Staff that in June 2014, the Company and Sabby entered into a Securities Purchase Agreement, pursuant to which, in connection with the issuance to Sabby of securities of the Company, the Company granted Sabby a right to participate in future financings during the one year period following the date of the Securities Purchase Agreement. Sabby, presumably aware that – in accordance with this right - it would be entitled to participate in any offering of equity securities proposed by the Company, approached Maxim Group LLC (“Maxim”) (as the proposed underwriter of the offering) about participating in an offering by the Company following the amendment of the Registration Statement on March 26, 2015. The Company and Maxim believe that Sabby did so at that time because, unlike the Company’s prior amendments to the Registration Statement, the amendment filed on March 26 named Maxim as the underwriter of securities to be offered pursuant to the prospectus, indicating that a specific offering of securities was imminent. During that discussion, Sabby indicated that it would condition its participation in the offering on the Repurchase and Forfeiture described in the response to Comment 1 above. Maxim, in turn, suggested that the Company amend the Registration Statement to include the potential issuance of pre-funded warrants so that Sabby could participate in the offering and keep its beneficial ownership percentage below 9.99%, as a result of the conversion blocker feature contained within the pre-funded warrants. This suggestion was based on Maxim’s knowledge of Sabby’s preferences as to structure and participation amounts in prior transactions involving Sabby with which Maxim had been involved. Following discussions with the Staff relating to the pre-funded warrants, the Company elected not to proceed with that structure, and decided, together with Maxim, to revise the filing to incorporate a convertible preferred stock and warrant structure (in the form of a unit) instead.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

May 4, 2015

In sum, neither the Company nor Maxim has made any offer of securities to Sabby, nor has Sabby agreed to purchase any security from the Company. Therefore, the actions taken by the Company have been consistent with and in compliance with Section 5 of the Securities Act, as no offer or sale of any specific security of the Company has been made to any investor or shareholder of the Company, including Sabby.

The NASDAQ Capital Market Listings, page 69

5.	Comment: Please ensure that your disclosure in this section that you do not intend to list any of the warrants to be sold in this offering on The NASDAQ Capital Market is consistent with other disclosures in the prospectus, such as your disclosure in the second paragraph on page 67 that you have applied for listing of the warrants to be sold in this offering on The NASDAQ Capital Market. Please also avoid equivocal disclosure like your current statement on page 7 that you have applied for listing but might abandon the application; your disclosure should state clearly whether the offered securities will be listed for trading on the disclosed exchange.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 69 of the Amended Registration Statement to disclose that the Company has applied for listing of the warrants to be sold in this offering on The NASDAQ Capital Market. The Company further advises the Staff that it has revised the statements on the cover of the prospectus and pages 7, 9, 27, 67, 69 and 70 of the Amended Registration Statement to remove the statement that the Company might abandon the listing application for the warrants.

Exhibit 5.1

6.	Comment: We note the reference in the first paragraph of exhibit 5.1 to an “Underwriting Agreement [that] was filed as an exhibit to the Registration Statement;” however, you have not yet filed an underwriting agreement that reflects the offering as currently structured. Please file a revised opinion that clearly addresses the securities currently offered.

Response: In response to the Staff’s comment, the Company advises the Staff that it has filed (i) a revised form of underwriting agreement (the “Underwriting Agreement”) as Exhibit 1.1 to the Amended Registration Statement that reflects the offering as currently structured and (ii) a revised opinion as Exhibit 5.1 to the Amended Registration Statement that includes the securities in the offering identified in the Underwriting Agreement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

May 4, 2015

7.	Comment: Please file an opinion that fully addresses the legality of the units. For guidance, refer to section II.B.1.h of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: In response to the Staff’s comment, the Company advises the Staff that it has filed a revised opinion as Exhibit 5.1 to the Amended Registration Statement that addresses the legality of the units per section II.B.1.h of Staff Legal Bulletin No. 19 (October 14, 2011).

8.	Comment: Please file an opinion that addresses whether the warrants registered for sale are binding obligations of the registrant under the law of the jurisdiction governing the warrants. We note that exhibit 5.1 is limited to the General Corporation Law of the State of Delaware; however, exhibits 4.3 and 4.10 to your registration statement indicate that the warrants are governed by the laws of the State of New York. The opinion that you file to satisfy your obligations per Regulation S-K Item 601(b)(5) should not assume that laws of an applicable jurisdiction are identical to the laws of the State of Delaware as exhibit 5.1 currently does.

Response: In response to the Staff’s comment, the Company advises the Staff that it has filed a revised opinion as Exhibit 5.1 to the Amended Registration Statement that states that the warrants registered for sale are binding obligations of the registrant under the law of the jurisdiction governing the warrants and removes the assumption that the laws of an applicable jurisdiction are identical to the laws of the State of Delaware.

9.	Comment: We note the references in the fourth paragraph of this exhibit conditioning the opinion on the filing of a Certificate of Designation. Please confirm that, before this registration statement is effective, you will file a revised opinion that does not contain that condition.

Response: In response to the Staff’s comment, the Company confirms that before the Amended Registration Statement is declared effective, it will file a revised opinion that does not condition the opinion on the filing of a certificate of designation.

* * * * *

We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me, Garrett M. Winslow or Andrea J. Paul of this firm at (617) 542-6000 with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

May 4, 2015

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:	Securities and Exchange Commission
Tom Jones

NeuroMetrix, Inc.
Shai N. Gozani, M.D., Ph.D.
Thomas T. Higgins

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Garrett M. Winslow
Andrea J. Paul

McGuireWoods LLP
Stephen E. Older
David S. Wolpa

PricewaterhouseCoopers LLP
John J. Coffey